UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on December 14, 2021, Pulsenmore Ltd. (the “Company”) and Clalit Health Services (“Clalit”) the largest HMO in Israel, entered into an agreement (the “2021 Agreement”) for the sale of the Pulsenmore FC system, a device, approved for sale in Israel, designed for self-examination of the size and quantity of follicles in the ovaries and the thickness of the endometrial tissue in the uterus for women undergoing in vitro fertilization or fertility preservation (the “Pulsenmore FC”). Under the 2021 Agreement, the parties agreed on the commercial terms governing the commercialization of the Pulsenmore FC, including, among other things, a minimum annual purchase commitment of Clalit over a four-year period, subject to confirmation by Clalit that a feasibility trial of the Pulsenmore FC conducted at Rabin Medical Center in Israel met the study protocol criteria.

On January 21, 2026, following Clalit’s confirmation that the results of the feasibility trial met the protocol criteria, the Company and Clalit entered into an additional agreement (the “2026 Agreement”) pursuant to which the parties agreed to an 18-month pilot period during which the Pulsenmore FC will be sold and marketed directly by the Company to Clalit’s patients in Israel, with healthcare delivery and marketing support provided by Beilinson NEXT, Rabin Medical Center’s virtual hospital platform. It was further agreed that upon completion of the pilot, the engagement will continue for a five-year term, increased from the four-year term provided under the previous agreement. During this period, Clalit’s minimum annual purchase commitment will be 2,000 Pulsenmore FC units with units sold directly by the Company to Clalit’s patients deducted from such minimum. In addition, Clalit will be entitled to return up to 1,000 units per year and during both the pilot period and the five-year term will have a right to sell the units directly to its patients.

The foregoing description of the 2026 Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the agreement, which the Company will include as an exhibit to its Annual Report on Form 20-F for the year ended 2025.

On January 26, 2026, the Company issued a press release entitled “Pulsenmore and Clalit Health Services Launch First At-Home Follicular Monitoring Service for IVF and Fertility Preservation.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: January 26, 2026	By:	/s/ Dr. Elazar Sonnenschein
Dr. Elazar Sonnenschein
Chief Executive Officer